Steward Funds Inc. ("SFI"), on behalf of certain Steward funds, was named as a defendant and as a putative member of a proposed defendant class in Kirschner v. FitzSimons (In re Tribune Co.), No. 12-2652 (S.D.N.Y.)
(the "FitzSimons action") and Deutsche Bank Trust Co. Americas v. Employees Retirement Fund of the City of Dallas, Texas, No. 11-9568 (S.D.N.Y.)
(the "Deutsche Bank action") as a result of the sale by Steward Large Cap Enhanced Index Fund (then known as Steward Domestic All-Cap Equity Fund) and Steward Multi-Manager Equity Fund (a fund that is no longer in existence) of their shares in the Tribune Company ("Tribune") in a 2007 leveraged buyout transaction ("LBO") by which Tribune converted to a privately-held company. Both lawsuits were consolidated with the majority of the other Tribune-related lawsuits in the multidistrict litigation proceeding In re Tribune Co. Fraudulent Conveyance Litig., No. 11-2296 (S.D.N.Y.)(the "MDL Proceeding"). None of these lawsuits alleged any wrongdoing on the part of the SFI or the Steward funds.

On October 30, 2017, SFI entered into a Settlement Agreement related to these matters. A payment of $24,949 was made to dismiss all claims against the Steward funds associated with these matters. The Plaintiff's Notice of Voluntary Dismissal was executed on November 6, 2017. The amount paid is reflected on the Statements of Operations as "Class action settlement fees."